Filed Pursuant to Rule 424(b)(3)
File No. 333-126526

PROSPECTUS

127,576,685 shares of common stock of

GLOBAL MATRECHS, INC.

This prospectus relates to the sale of up to 127,576,685 shares of our common stock by certain persons who are or will become our stockholders. The selling stockholders consist of:

•
Brittany Capital Management Limited, which intends to sell up to 53,000,000 shares of our common stock which may from time to time be issued pursuant to the Private Equity Credit Agreement dated July 5, 2005 (the “Private Equity Credit Agreement”); and

•	other security holders which intend to sell up to 11,501,685 outstanding shares of common stock and 63,075,000 shares of our common stock issuable upon conversion or exercise of notes and warrants.

We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. We will, however, receive proceeds from the sale of common stock under our Private Equity Credit Agreement. All costs associated with this registration statement will be borne by us.

The selling stockholders may sell the shares offered under to this prospectus from time to time, directly or through agents, underwriters or dealers, on terms to be determined at the time of sale at prices determined by the prevailing market price or in negotiated transactions. Our common stock is quoted on the Over The Counter Bulletin Board under the symbol “GMTH” On October 4, 2005, the last reported sale price of our common stock on the OTC Bulletin Board was $0.029 per share.

Brittany Capital Management Limited is an “underwriter” within the meaning of the Securities Act of 1933, as amended, in connection with the sale of common stock under our Private Equity Credit Agreement. Pursuant to this agreement, Brittany Capital Management Limited will pay us 92% of the average of the three (3) lowest of the bid prices for the ten (10) trading days immediately following the put date. The 8% discount on the purchase of common stock to be received by Brittany Capital Management is underwriting discount. We are required to pay Greenfield Capital Partners LLC, a registered broker dealer, a fee in cash, equal to 1% of the amounts, if any, we may draw down for services related to the establishment of our Private Equity Credit Agreement.

With the exception of Brittany Capital Management Limited, which is an “underwriter” within the meaning of the Securities Act of 1933, as amended, no other underwriter or person has been engaged to facilitate the sale of common stock in this offering. This offering of shares issuable under the Private Equity Credit Agreement will terminate 36 months after the accompanying registration statement is declared effective by the Securities and Exchange Commission.

Investing in our common stock involves a high degree of risk. See Risk Factors beginning on page 7.

Global Matrechs common stock is deemed to be “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934, as amended. Broker-dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Broker-dealers are required to determine whether an investment in a penny stock is suitable investment for a prospective investor.

Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 25, 2005